FOR IMMEDIATE RELEASE                       Contact:   Guy T. Marcus
July 2, 1997                                           Vice President-Inv. Rel.
                                                       (214) 978-2691


                     HALLIBURTON $50 MILLION NOTES OFFERING

     DALLAS, Texas -- An offering of $50 million principal amount Halliburton Company (NYSE:HAL) 6.27 percent notes due July 8, 1999 under the company's medium-term note program was issued today through the company's agents Merrill Lynch & Co., Lehman Brothers, Morgan Stanley & Co. Incorporated and NationsBanc Capital Markets, Inc. The notes were priced at par.
     The net proceeds from the sale of the notes will be added to Halliburton's general funds and used for general corporate purposes which may include repayment of debt, acquisitions, and loans and advances to and/or investments in subsidiaries of Halliburton to support their requirements for working capital, repayment of debt and capital expenditures.
     Halliburton Company is one of the world's largest diversified energy services, engineering, maintenance, and construction companies. Founded in 1919, Halliburton provides a broad range of energy services and products, industrial and marine engineering and construction services.

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                       The Exhibit Index Appears on Page 4